SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA

Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: September 1, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Decision with respect to Rehearing of the LaPine Case by an En Banc Panel

2.	Notice relating to Decision of the Definitive Terms and Conditions of the Issuance of Stock Options (Stock Acquisition Rights)

(Translation)

September 1, 2003

To All Persons Concerned

Name of Listed Company:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director (Code Number: 6971)
Person for inquiry:	Hideki Ishida, Managing Executive Officer (TEL: 075-604-3500)

Re:     Decision with respect to Rehearing of the LaPine Case by an En Banc Panel

With respect to a dispute between Kyocera Corporation (the Company), LaPine Technology Corporation (LTC) and Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.) concerning the validity of an agreement in connection with the reorganization of LTC and alleged breach of such agreement by the Company, on July 23, 2002, the Ninth Circuit Court of Appeals issued a decision ordering the Company to pay approximately $453 million, including interest and attorneys’ fees. Upon such decision, the Company filed a Petition for Rehearing and Rehearing En Banc, and the Ninth Circuit Court of Appeals entered an order in December 2002 granting the Company’s petition for en banc review. We hereby inform you that a decision was made by an en banc panel with respect to the rehearing of this case on August 30 (August 29, U.S. time).

In this decision, the Court of Appeals denied judicial examination of the arbitration award rendered pursuant to a contract between private parties and thereby vacated its decision in 1997 affirming judicial examination of such award. The Court then affirmed the arbitration award rendered in 1994 and the decision of the District Court affirming such arbitration award, without opining on the merits (including the disputes over the validity of the agreement, violation of the agreement and compensation of damages).

En banc review was granted last December pursuant to the vote of a majority of the sitting judges of the Court of Appeals, based on the Company’s assertion that the decision by the Court of Appeals on the merits in July 2002 was erroneous in certain respects. We regret that the decision of the Court of Appeals did not address the merits at all, but vacated six years later its 1997 decision with respect to the criteria to be applied in deciding whether judicial examination should be granted, in respect of which neither party is in dispute. We are considering the possibility of an appeal to the U.S. Supreme Court with respect to this decision.

The Company owns one-third, and PBTC owns two-thirds, of the share capital of LHC (LaPine Holding Company), which in turn owns all the share capital of LTC. Accordingly, the Company will be entitled to receive one-third of the amount of the damages compensated to LTC (being equal to 85% of the aggregate amount of damages) less the amount of LTC’s negative shareholders equity.

This matter has been disclosed in the Company’s annual report in accordance with the forms and regulations relating to SEC filings and reports to the SEC. The Company has made a provision for this matter in the amount of damages to be compensated by the Company less the amount receivable by the Company.

(Translation)

September 1, 2003

To All Persons Concerned

Name of Listed Company:	Kyocera Corporation
Name of Representative: Code number	Yasuo Nishiguchi, President and Director 6971
Person for inquiry:	Hideki Ishida, Managing Executive Officer (TEL: 075-604-3500)

Notice relating to Decision of

the Definitive Terms and Conditions of

the Issuance of Stock Options (Stock Acquisition Rights)

This is to advise you that undecided items from among the definitive terms and conditions of the issuance of stock acquisition rights for the purpose of granting stock options resolved at the meeting of the Board of Directors of the Company held on August 20, 2003 have been decided today, as follows:

1.	Issue date of stock acquisition rights:

September 1, 2003

2.	Amount to be paid in upon exercise of stock acquisition rights (Exercise Price):

790,000 yen per stock acquisition right

(7,900 yen per share)

3.	Aggregate issue price of the shares to be issued upon exercise of stock acquisition rights:

8,453,790,000 yen

4.	The amount out of issue price of new shares to be accounted as paid-in capital of the Company:

3,950 yen per share

(Remarks)

(1)	Date of resolution at the meeting of the Board of Directors for submission to the Ordinary Shareholder’s Meeting:

April 25, 2003

(2)	Date of resolution adopted at the Ordinary Shareholder’s Meeting:

June 25, 2003